THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

02028766

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

April 19, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

02 MAY -1 AM 5:43

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Re: Mitsubishi Corporation (file # 82-3784)

Dear Sirs:

On behalf of Mitsubishi Corporation, we are forwarding a copy of their:

- **Recognition of Impairment of Loss of Equity Method Goodwill on its Investment in Lawson, Inc and Revision of Earnings Forecast**

This release is to be filed with respect to the issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel: 646-885-3296
Fax: 646-885-3043
E-mail: ssumikawa@bankofny.com

dw 5/13

Mitsubishi Corporation to Recognize Impairment Loss of Equity Method Goodwill on its Investment in Lawson, Inc. and Revise its Earnings Forecast

TOKYO, April 19, 2002……Mitsubishi Corporation announced that it has decided to recognize an impairment loss of equity method goodwill on its investment in Lawson, Inc. for the fiscal year ended March 31, 2002. In addition, a revised forecast was filed with the Tokyo Stock Exchange pursuant to the Exchange's timely disclosure rules.

1. Overview of the impairment of equity method goodwill

Mitsubishi Corporation and its subsidiary have 30.1% voting rights of Lawson.
The excess cost of the investments in Lawson, Inc. over the companies' equity in the net assets as of the dates of acquisition (equity method goodwill) is being amortized over a period of 20 years.
In addition to the above amortization, considering all factors including the recent stock market condition, Mitsubishi Corporation decided to recognize an impairment loss of the equity method goodwill based on the estimated fair value of the investment determined by discounted cash flows (DCF) method.

2. Effect on Earnings for Fiscal Year Ended March 31, 2002

Mitsubishi Corporation will recognize an impairment loss of ¥ 31.0 billion on a consolidated basis (loss of ¥ 41.0 billion on non-consolidated basis), as a result of the above decision.

3. Revision of Earnings forecast for the Fiscal Year Ended March 31, 2002

Mitsubishi Corporation has revised its earnings forecast for the fiscal year ended March 31, 2002, as detailed below. The previous forecast was released at the companies' interim earnings announcement on November 15, 2001. The revision to the forecast is to reflect the above mentioned impairment loss.

(Billions of yen)

		Consolidated Net Income (US GAAP)	Non-consolidated Net Income (Japan GAAP)
Previous forecast	(A)	80.0	15.0
Current estimate	(B)	60.0	• 10.0
Change	(B-A)	• 20.0	• 25.0
Change	(%)	• 25.0%	• •
Results for the previous fiscal year ended March 31, 2001		92.1	28.8

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